Toys “R” Us Property Company I, LLC

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5820

FACSIMILE: (973) 617-4043

e-mail: clay.creasey@toysrus.com

February 15, 2013

VIA EDGAR AND FAX

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Ms. Jennifer Monick, Senior Staff Accountant

Re:	Toys “R” Us Property Company I, LLC

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed April 27, 2012

File No. 333-164018

Dear Ms. Monick:

Enclosed herewith are our responses to the comment letter (the “Comment Letter”) dated February 1, 2013 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the response letter that was filed by the Company on January 11, 2013, relating to our Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (the “Fiscal 2011 Form 10-K”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided our responses immediately following each numbered comment.

Form 10-K for Fiscal Year Ended January 28, 2012

Financial Statements

Summary of Significant Accounting Policies, page 32

Leases for Lessees only, page 34

1.	We note your response to comment number two. Please tell us if you consider the change in estimated lease terms to be an impairment indictor. Please expand your disclosure within Management’s Discussion and Analysis to include greater detail of what management considers when determining if there are any events or changes in circumstances indicating that the carrying value of your properties may not be recoverable. Further, please expand your lease footnote disclosure to address your determination that failure to renew a ground lease would result in a significant economic penalty. Please provide us an example of your proposed disclosures.

In response to the Staff’s comment, the Company confirms that it considers a change in estimated lease term to be an indicator of potential impairment. In the upcoming fiscal 2012 Form 10-K, the Company will expand the disclosure within the Critical Accounting Policies of the Management’s Discussion and Analysis section to include additional information regarding the types of information management considers when determining if there are any events or changes in circumstances indicating that the carrying value of properties may not be recoverable. The proposed disclosure is blacklined to show the changes from the disclosure in the Fiscal 2011 Form 10-K:

Long-lived Asset Impairment

We evaluate the carrying value of all long-lived assets, which include land and buildings, for impairment whenever events or changes in circumstances, including the tenant’s intent to exit a property in advance of the TRU Propco I Master Lease term, indicate that the carrying value of an asset may not be recoverable, in accordance with ASC 360. This evaluation requires management to make judgments relating to an estimate of undiscounted future cash flows to determine whether an asset group is recoverable. The Company’s calculation of undiscounted cash flows takes into consideration any termination payments to be received from Toys-Delaware as set forth under the terms of the TRU Propco I Master Lease where Toys-Delaware is required to make a termination payment equal to the excess (if any) of the net present value of the base rent for such Property over the remaining term for such Property, discounted at 10% per annum. If as a result of this evaluation, a long-lived asset group is found to be non-recoverable, we record an impairment charge equal to the amount which the asset group’s carrying value exceeds its fair value. We estimate the fair value of an asset group using a valuation method such as discounted cash flows or a relative, market-based approach.

Additionally, in response to the Staff’s comment the Company will expand the leases footnote disclosure in the upcoming fiscal 2012 Form 10-K to address the Company’s determination that failure to renew a ground lease would result in a significant economic penalty. The proposed disclosure is blacklined to show the changes from the disclosure in the Fiscal 2011 Form 10-K:

NOTE 4 – LEASES

As lessee

We record operating leases on a straight-line basis over the lease term, which includes renewal options only if those options are specified in the lease agreement and if failure to exercise the renewal option imposes a significant economic penalty to the Company. For Ground Lease Locations, we include renewal options in the lease term through the estimated useful life of the owned building located on the property as failure to renew a ground lease during the estimated useful life of the building would result in forgoing an economic benefit given the significant capital investment at the inception of the lease by the Company to construct a new building. For Straight Lease Locations, we do not include renewal options in the lease term as the failure to renew a straight lease does not typically result in a significant economic penalty for the Company, and therefore renewal cannot be reasonably assured at the inception of the lease. Substantially all of our leases include options that allow us to renew or extend the lease term beyond the initial lease period, subject to terms and conditions agreed upon at the inception of the lease. Such terms and conditions include rental rates agreed upon at the inception of the lease that could represent below or above market rental rates later in the life of the lease, depending upon market conditions at the time of such renewal or extension. In addition, many leases include early termination options, which can be exercised by us under specified conditions, including, upon damage, destruction or condemnation of a specified percentage of the value or land area of the property.

~~We recognize rental expense on a straight-line basis and record~~ The difference between the recognized rental expense and amounts payable under the leases is recorded as Deferred third party rent liabilities. Deferred third party rent liabilities are recorded in our Consolidated Balance Sheets in the total amount of $111 million and $105 million at January 28, 2012 and January 29, 2011, respectively.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (973) 617-5820 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

TOYS “R” US PROPERTY COMPANY I, LLC

By: /s/ F. Clay Creasey, Jr.
Name: F. Clay Creasey, Jr. Title: Executive Vice President—Chief Financial Officer

cc:	Via Facsimile

Shannon Sobotka, Securities and Exchange Commission

David J. Schwartz, Executive Vice President – General Counsel

Michael Nathan, Simpson Thacher & Bartlett LLP